January 6, 2021

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

RE: Peak Fintech Group Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Special Meeting of Shareholders:

Date of meeting:	February 16, 2021
Record date for notice:	January 19, 2021
Record date for voting:	January 19, 2021
Beneficial ownership determination date:	January 19, 2021
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
AST Trust Company (Canada)